THE MSA GROUP

Specialist Consultants to the Mining Industry

The MSA Group (Pty) Ltd
Registration No: 2000/002800/07
Tel: +27 (0)11 880 4209 Fax: +27 (0)11 880 2184
email: info@msagroupservices.com
Henley House, Greenacres Office Park:
Cnr Victory and Rustenburg Roads, Victory Park, 2195
PO Box 81356, Parkhurst, 2120, South Africa
Directors: KD Scott, NNP Makhoba, IG Haddon

MSA Project number: J4511

December 22, 2021

To: Ontario Securities Commission (Principal Regulator)
British Colombia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
Manitoba Securities Commission
Authorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Northwest Territories
Superintendent of Securities, Yukon Territories
Superintendent of Securities, Nunavut

CONSENT OF MICHAEL J. ROBERTSON

I, **MICHAEL J. ROBERTSON**, do hereby consent to the public filing of the technical report entitled **Silver City Project, Bräunsdorf License, Saxony, Germany** dated December 22, 2021, with an effective date of September 17, 2021 (the "Technical Report"), and any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of Excellon Resources Inc. or Saxony Silver Corp., as the case may be, and to the filing of the Technical Report with any securities regulatory authorities.

I further consent to Excellon Resources Inc. or Saxony Silver Corp., as the case may be, filing the report on SEDAR and consent to press releases made by the Excellon Resources Inc. with my prior approval. In particular, I have read and approved the press release of Excellon Resources Inc. dated December 23, 2021 (the "Disclosure") in which the findings of the Technical Report are disclosed.

I also confirm that I have read the Disclosure and that it fairly and accurately represents the information in the Technical Report that supports the Disclosure.

Dated this 22nd day of December 2021

("Original signed")

Michael J. Robertson, Pr.Sci.Nat. (400005/92) ; MAusIMM (316078)
Principal Consultant
The MSA Group (Pty) Ltd.